Exhibit 99.3

CONSENT OF ANSHU JAIN

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Acquisition Corp. V (the “Company”), originally filed on January 8, 2021, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: January 19, 2021

/s/Anshu Jain
Anshu Jain